December 1, 2008
VIA EDGAR AND BY HAND
Christina Chalk
Senior Special Counsel
U.S. Securities and Exchange Commission
Office of Mergers and Acquisitions
100 F Street, NE
Washington, D.C. 20549

Re:	Wavecom S.A. Schedule TO-T-T/A filed on November 19, 2008 Schedule TO-T/A filed on November 24, 2008 SEC File No. 5-50760
Dear Ms. Chalk:
On behalf of Gemalto S.A. (“Purchaser”) and Gemalto N.V. we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated November 24, 2008 (the “Comment Letter”) and pertaining to the Schedule TO-T/As filed with the Commission on November 19, 2008 and November 24, 2008, respectively (as amended, the “Schedule TO”).
For convenience of your review, the text of the comments in the Comment Letter has been reproduced below followed by the response of Purchaser. Capitalized terms used but not defined herein have the same meanings as such terms have in the U.S. Offer to Purchase, dated October 28, 2008 (the “U.S. Offer to Purchase”), attached as an exhibit to the Schedule TO.
Purchaser is concurrently filing with the Commission Amendment No. 4 to the Schedule TO (the “Amended Schedule TO”) in part in response to the Staff’s comments.
1.	Refer to comment 5 in our prior comment letter dated November 10, 2008. We note the revised disclosure in Item 6 of the offer materials added in response to that comment. In the amended disclosure, you indicate that if Gemalto acquires shares representing more than 50.01% but less than 95% of Wavecom’s total share capital and voting rights, French law does not provide a mechanism to compel the acquisition of the remaining shares. Please discuss the implications of obtaining more than 50.01% but less than 95% of the total share capital and voting rights on your ability to manage the company going forward. For example, does French law provide any rights to remaining Wavecom shareholders? Would this impact your ability to direct management of Wavecom? Please discuss these and any other potential issues, should you consummate the offer at a level of ownership less than 95%.

Response: Section 11: “Purpose of the Offers and Plans for Wavecom” in the U.S. Offer to Purchase has been revised in response to the Staff’s comment.

2.	Refer to comment 6 in our prior comment letter. Explain what you mean by the statement that the liquidity mechanism Purchaser may implement after the Offers will be “based on the price offered for the Shares in the Offers.” Does this mean the liquidity mechanism will provide the same type and amount of consideration for these securities? Please clarify.

Response: Section 1: “Terms of the U.S. Offer—Treatment of the U.S. Holders of Warrants” in the U.S. Offer to Purchase has been revised in response to the Staff’s comment.

3.	Refer to comment 2 above. Provide the same clarification as to the form and amount of consideration that would (or might) be paid to remaining Wavecom shareholders in a squeeze-out.

Response: Section 11: “Purpose of the Offers and Plans for Wavecom” in the U.S. Offer to Purchase has been revised in response to the Staff’s comment.

Please feel free to direct any comments or questions regarding this letter or the Amended Schedule TO to me at +44 207 696 5440.
Sincerely,
/s/ Jon Lyman
Jon Lyman
cc: Jean-Pierre Charlet, Gemalto N.V.